September 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enerflex Ltd.

Registration Statement on Form F-4, filed on March 18, 2022

As amended by Amendment No. 1 to the Registration Statement on Form F-4, filed on May 19, 2022, Amendment No. 2, filed on July 18, 2022, Amendment No. 3, filed on August 8, 2022, and Amendment No. 4, filed on August 26, 2022

File No. 333-263714

Ladies and Gentlemen:

On behalf of Enerflex Ltd., a Canadian corporation (the “Company”), the undersigned hereby respectfully submits its request for acceleration of effectiveness. Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form F-4, as amended (the “Registration Statement”), be accelerated so that the same will become effective at 4:00 p.m., Washington, D.C. time, on Thursday, September 8, 2022, or as soon as practicable thereafter.

Please notify Brian P. Fenske of Norton Rose Fulbright US LLP, counsel to the Company, at (713) 651-5557 or at brian.fenske@nortonrosefulbright.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,
Enerflex Ltd.

By:	/s/ Marc E. Rossiter
Name:	Marc E. Rossiter
Title:	President and Chief Executive Officer